Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

September 25, 2018

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Principal Exchange-Traded Funds (the “Registrant”) (CIK 0001572661)
Request for Withdrawal of Post-Effective Amendment
File No. 333-201935, 811-23029

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, the Registrant hereby respectfully requests the withdrawal of the following Post-Effective Amendments filed on Form N-1A related to the Principal Morley Short Duration Index ETF (the "Fund"):

1933 Act PEA Number	Filing Date	Submission Type	Accession Number
13	8/18/2016	485A POS*	0001572661-16-000191
19	10/27/2016	485BXT	0001572661-16-000227
24	11/22/2016	485BXT	0001572661-16-000266
26	12/21/2016	485BXT	0001572661-16-000274
28	1/19/2017	485BXT	0001572661-17-000004
32	2/16/2017	485BXT	0001572661-17-000014
33	3/16/2017	485BXT	0001572661-17-000027
34	3/27/2017	485A POS	0001572661-17-000050
39	6/8/2017	485BXT	0001572661-17-000148
42	7/6/2017	485BXT	0001572661-17-000174
46	8/3/2017	485BXT	0001572661-17-000199
48	8/31/2017	485B POS	0001572661-17-000213
*Withdrawal requested solely to the extent this filing relates to the Fund.
No securities of the Fund were sold in connection with the Post-Effective Amendments, due to delays in the exchange listing process. If the Registrant decides to proceed with the offering of the Fund in the future, it will file a new registration statement amendment pursuant to Rule 485(a) under the Act.

If you would like to discuss this withdrawal request in further detail or if you have any questions, please feel free to contact me at 515-235-9328 or Britney Schnathorst at 515-235-1209.
Regards,
/s/ Adam Shaikh

Adam Shaikh
Counsel